UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

MASTERWORKS 068, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11578

Delaware	87-1421616
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements	2
Financial Statements	F-1

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

2

MASTERWORKS 068, LLC

FINANCIAL STATEMENTS

For the Period June 21, 2021 Through June 30, 2021

F-1

MASTERWORKS 068, LLC

BALANCE SHEET

(Unaudited)

As of June 30, 2021

ASSETS
Current Assets:
Cash and Cash Equivalents	$-
Receivable from affiliate	100
Total Current Assets	100

Artwork	-

Total Assets	$100

MEMBER’S EQUITY

Member’s Equity:
Membership interests, not represented by shares	$100
Class A ordinary shares, -0- shares issued and outstanding as of June 30, 2021	-
Class B ordinary shares, -0- shares issued and outstanding as of June 30, 2021	-
Total Member’s Equity	$100

No assurance is provided on this financial statements.

The accompanying notes are an integral part of this financial statements.

F-2

MASTERWORKS 068, LLC

STATEMENT OF OPERATIONS

(Unaudited)

For the Period June 21, 2021 Through June 30, 2021

Income:
Royalty fee	$-

Total Income	-

Expenses:
True-up payment expense	-
Share-based compensation - administrative services fees	-

Total Expenses	-

Net Loss	$-

Net Loss per Class A Ordinary Share, Basic and Diluted	$-

Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted

No assurance is provided on this financial statements.

The accompanying notes are an integral part of this financial statements.

F-3

MASTERWORKS 068, LLC

STATEMENT OF MEMBER’S EQUITY

(Unaudited)

	Membership Interests		Class A Ordinary Share				Class B Shares
Total
						Member’s			Total
		Contributed		Contributed	Accumulated	Equity -		Contributed	Member’s
	Interests	Capital	Shares	Capital	Deficit	Class A	Shares	Capital	Equity
For the Period June 21, 2021 Through June 30, 2021
Balance at June 21, 2021	-	$-		$-	$-	$-	-	$-	$-

Membership interests issued upon entity formation	100	100	-	-	-	-	-	-	100

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	-	-	-

Share subscriptions settled	-	-	-	-	-	-	-	-	-

Class A ordinary shares issued	-	-		-	-	-	-	-	-

Net loss	-	-	-	-	-	-	-	-	-

Balance at June 30, 2021	100	$100		$-	$-	$-	-	$-	$100

No assurance is provided on this financial statements.

The accompanying notes are an integral part of this financial statements.

F-4

MASTERWORKS 068, LLC

STATEMENT OF CASH FLOWS

(Unaudited)

For the Period June 21, 2021 Through June 30, 2021

Cash Flows from Operating Activities:
Net loss	$-
Adjustments to reconcile net loss to net cash used by operating activities
Share-based compensation - administrative services fees	-
True-up payment expense payable to affiliate	-

Net Cash Used in Operating Activities	-

Cash Flows from Investing Activities:
Purchase of artwork	-

Net Cash Used by Investing Activities	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-
Proceeds from unsettled subscriptions	-
Proceeds from issuance of Class A ordinary shares	-
Proceeds from non-interest bearing advance from affiliate	-
Repayment of non-interest bearing advance from affiliate	-

Net Cash Provided by Financing Activities	-

Net Change in Cash and Cash Equivalents	-

Cash and Cash Equivalents, beginning of period	-

Cash and Cash Equivalents, end of period	$-

Non cash investing and financing activities:
Conversion of membership interests to Class B ordinary shares	$-
Receivable generated in connection with issuance of membership interests	$100

No assurance is provided on this financial statements.

The accompanying notes are an integral part of this financial statements.

F-5

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 068, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Zao Wou-Ki (the “Artwork”). On October 26, 2021, the Company commenced an offering pursuant to the exemption from registration afforded by Regulation A (the “Offering”) of membership interests represented by 201,350 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate offering proceeds of $4,027,000.

All of the proceeds from the Offering are used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Member’s Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

F-6

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The purchase price of the Artwork will be $3,628,296 Title to the Artwork will be held by the 068 Segregated Portfolio (the “Segregated Portfolio”) of Masterworks Cayman, SPC (the “SPC”).

The Segregated Portfolio will have no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork will be recorded at cost, which will be the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s Financial Statements.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to shareholders.

F-7

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings (loss) per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any, in any period in which the Company does not report a loss from continuing operations. At June 30 2021, no if-converted Class B shares were included in fully diluted earnings (loss) per Class A ordinary share calculation, resulting in no dilution.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio will not be subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Member’s Equity – Member’s equity will be comprised of two types of membership interests: Class A and Class B shares. As of June 30, 2021, the only equity outstanding is membership interests.

●

Class A shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of Class A shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A shares is limited to 201,350, plus (i) shares which may be issued pursuant to the Administrative Services Agreement, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares not owned by the Administrator have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

F-8

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Member’s Equity (continued) –

●	Class B shares to be solely held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. Any increase in value of the Class A shares would potentially dilute earnings (loss) per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Balance Sheet. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

True-Up – The Company agreed to pay Gallery a true-up payment equal to 11% of the purchase price of the Artwork, which is intended to be reasonable compensation for Gallery’ services, capital commitment and outlay in sourcing and acquiring the Artwork. The true-up will be expensed in the period in which the Artwork is acquired.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, payable quarterly in arrears. The administrative services fee is payable in the form of additional membership interests represented by Class A shares and will be accounted for as a management fee expense and an equity issuance in the Company’s Financial Statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distributing costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s Financial Statements. See Note 3, which summarizes certain financial information of the Administrator.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the signing of a definitive agreement to sell.

F-9

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

2. RELATED PARTY TRANSACTIONS

As indicated in Note 1, the Company agreed to pay Gallery a true-up payment equal to 11% of the purchase price of the Artwork, or $398,704. As of June 30, 2021, the Company had not paid any such true-up amounts.

The Administrator contractually provides administrative services to the Company. The administrative services fee is paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum. The Class A shares are issued using the net asset value effective as of the applicable quarter-end in which the administrative services fee is due and payable. No administrative services fees are payable for the period prior to the closing of 95% of the Offering.

The administrative services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator.

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and administer the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator as of June 30, 2021:

June 30,
2021
Assets
Current assets	$2,644,807
Property and equipment, net	194,188
Deposits	59,090
Other assets	810,684
Total assets	$3,708,769

Liabilities
Current liabilities	$1,441,321
Total liabilities	$1,441,321

Member’s Equity
Total member’s equity	$2,267,448

F-10

MASTERWORKS 068, LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2021

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than an Administrative Services Agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the Financial Statements requires the use of estimates by management. Although the Artwork will be carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the administrator, which are payable in the form of Class A shares representing membership interests in the Company. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Class A shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2021 and reflected their effects, if any, in these statements through January 26, 2022, the date the financial statements were available to be issued

Subsequent to June 30, 2021, the Company has completed at least the Offering’s initial closing. Gross proceeds for closed subscriptions held on December 16, 2021 totaled $3,851,040 and were used to purchase the Artwork, repay advances received from Gallery to complete the purchase of the Artwork (if any) or to pay a true-up to Gallery, as applicable. In connection with such closed subscriptions, 192,552 Class A shares were issued. Title to the Artwork is held by the Segregated Portfolio and 100% of the share capital of the Segregated Portfolio is owned by the Company.

F-11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 068, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	January 26, 2022
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	January 26, 2022
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	January 26, 2022
Joshua B. Goldstein

3